United States Securities and Exchange Commission Washington, D.C. 20549-7010
Re: Butler National Corporation Form 10-K for the year ended April 30, 2009 Filed July 17, 2009 File No. 0-01678
Dear Ms. Singleton:

In response to Items 1-4, enclosed you will find examples of the comments and changes we intend to make in our FY ending April 30, 2010 10-K report.

1. In future filing we will expand the discussion to disclose operating profit (loss) for each period presented.

Revenue and Operating Profit

Gaming: Revenue from management services related to gaming increased __.__% from $1,293,284 in fiscal 2009, to $__,____,___ in fiscal 2010. The gaming segment had an operating profit of $655,581____,____ in 2009 compared to a profit of $____,___ in 2010. The increase/decrease is related to the opening of Boot Hill Casino and Resort on December 15, 2009.

Corporate / Professional Services: Services included the Architectural service of BCS Design, Inc., activities related to gaming and other real estate development, on site contract management of gaming establishments and engineering consulting services. During fiscal years 2009 and 2010 this revenue included revenue from architectural services and revenues related to completed construction projects and revenue from gaming real estate development. Revenue related to completed construction projects and architectural services, was $1,058,776 in 2009 and $910,381 in 2008. Operating losses related to architectural and construction projects increased an additional $52,915.

Consolidated Net Income: As a result of the factors described above, our net income for fiscal 2009 was $1,334,461 compared to $1,635,000 for fiscal 2008 a decrease of $300,539 or 18%.

2. In future filings we will explained in greater detail the nature of our relationship with BHC Investment Company, L.C. and will incorporate the below into future filings.

Liquidity and Capital Resources

BHC Investment Company, L.C. ("BHCI") is not a related party. We do not own nor do our officers or directors have ownership in BHCI. The Kansas State owned casino known as Boot Hill Casino and Resort was constructed by BHC Development, L.C., a real estate development company. BNSC is the majority owner and BHCI is the minority owner of BHCMC LLC, the Manager of the Boot Hill Casino and Resort for the State of Kansas.

3. In future filings we will expand the discussion to include the circumstances regarding the impairment charges for Junction City real estate. In addition, we will include more detail as it relates to the increase in obsolescence.

Analysis and Discussion of Cash Flow

During fiscal Year 2009, our cash position decreased by $991,677. Cash provided by operating activities was $1,172,270. Our net income was $829,314. Our non-cash charges to income were depreciation and amortization of $576,724, and we recorded an impairment of our Junction City real estate properties of $111,963. This impairment was a result of the slowing housing market and an adjustment to the current value of similar properties. We increased our inventory obsolescence reserve by $605,760 because we carry an inventory of unique parts purchased to support our RVSM STC over the expected life of the product. This STC, is planned to be active for at least ten years and is now being reported in the three-year obsolete inventory category.

4. For the period ending, April 30, 2009 the imputed interest was immaterial. We anticipate that the interest rates for 2010 may result in imputed interest which if material is disclosed in detail in note 13. "Product Line Acquisitions"

Financial Statements

Note 2. Debt.

In response to Items 5-9, below please review examples of the amendments and comments we intend to make in our 10-Q ending July 31, 2009 and October 31, 2009.

5. We will amend to reflect the gain on the sale of land as "Operating Income" rather than "Other Income (Expense)". Condensed Consolidated Statement of Operation will be modified as follows for Three Months Ended July 31, 2009 and Six Months Ended October 31, 2009.

BUTLER NATIONAL CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	THREE MONTHS ENDED
	July 31,
	2009	2008

REVENUE
Aircraft / Modifications	$2,280,538	$3,447,130
Avionics / Defense	2,273,373	871,249
Management / Professional Services	3,514,628	885,743
	--------------	--------------
Net Revenue	8,068,539	5,204,122

COST OF SALES
Aircraft / Modifications	2,005,435	2,455,315
Avionics / Defense	1,147,362	725,667
Management / Professional Services	2,032,152	281,946
	--------------	--------------
Total Cost of Sales	5,184,949	3,462,928
	--------------	--------------
GROSS PROFIT	2,883,590	1,741,194

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,685,832	1,085,144
	--------------	--------------
OPERATING INCOME	1,197,758	656,050

OTHER INCOME (EXPENSE)
Interest expense	(120,602)	(231,036)
Other	9,264	2,475
		-
	--------------	--------------
Other income (expense)	(111,338)	(228,561)

INCOME BEFORE PROVISION FOR INCOME TAXES	1,086,420	427,489

PROVISION FOR INCOME TAXES	(368,400)	(109,105)
	--------------	--------------
NET INCOME	$718,020	$318,384
	========	========

BUTLER NATIONAL CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	SIX MONTHS ENDED
	October 31,
	2009	2008

REVENUE
Aircraft / Modifications	$4,665,384	$5,698,049
Avionics / Defense	3,442,385	1,305,966
Management / Professional Services	4,371,378	2,255,881
	--------------	--------------
Net Revenue	12,479,147	9,259,896

COST OF SALES
Aircraft / Modifications	3,899,295	4,462,329
Avionics / Defense	1,927,864	1,000,907
Management / Professional Services	2,591,380	1,150,656
	--------------	--------------
Total Cost of Sales	8,418,539	6,613,892
	--------------	--------------
GROSS PROFIT	4,060,608	2,646,004

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,750,217	1,994,932
	--------------	--------------
OPERATING INCOME	1,310,391	651,072

OTHER INCOME (EXPENSE)
Interest expense	(215,125)	(272,259)
Other	10,372	2,475
		-
	--------------	--------------
Other income (expense)	(204,753)	(269,784)

INCOME BEFORE PROVISION FOR INCOME TAXES	1,105,638	381,288

PROVISION FOR INCOME TAXES	(368,400)	(109,105)
	--------------	--------------
NET INCOME	$737,238	$272,183
	========	========

As a result of the above, cash flows will be restated as follows:

BUTLER NATIONAL CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	THREE MONTHS ENDED
	July 31,
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$718,020	$318,384
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operations -
Depreciation and amortization	78,508	41,458
Amortization (STC)	11,422	-
		-

Changes in assets and liabilities -
Accounts receivable	(901,048)	317,562
Inventories	672,942	(265,312)
Prepaid expenses and other current assets	115,792	(5,490,951)
Land	1,503,567	-
Accounts payable	219,625	232,728
Customer deposits	(771,304)	260,594
Accrued liabilities	274,666	(187,147)
	--------------	--------------
Cash provided by (used in) operating activities	1,922,190	(4,772,684)
	--------------	--------------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(441,270)	(367,106)

	--------------	-------------
Cash provided by (used in) investing activities	(441,270)	(367,106)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under promissory notes, net	(342,568)	4,935,647
Borrowings of long-term debt and capital lease obligations	375,000	-
Repayments of long-term debt and capital lease obligations	(2,008,500)	(200,198)
	--------------	--------------
Cash provided by (used in) financing activities	(1,976,068)	4,735,449
	--------------	--------------
NET INCREASE (DECREASE) IN CASH	(495,148)	(404,341)

CASH, beginning of period	1,978,038	2,969,715
	--------------	--------------
CASH, end of period	$1,482,890	$2,565,374
	========	========

Analysis and Discussion of Cash Flow

During the first quarter of fiscal year 2010 our cash position decreased by $495,148. This decrease is, attributed to the following. Cash provided by operating activities was $1,922,190. We reported net income of $718,020 during the first quarter. Non-cash charges to income for depreciation and amortization were $89,930. Other cash used in operating activities included an increase in accounts receivable of approximately $901,000 and a decrease in customer deposits of $771,304. The change in accounts receivable and deposits by segment were 57% aircraft modification, 27% to Avionics and the remaining increase in accounts receivable of 16% to management and professional services. Accounts payable and accrued liabilities resulted in a net contribution of $494,291. A decrease in prepaid expenses and other current assets resulted in a contribution of $115,792. Inventory decreased by more than $672,000 as a result of the large shipment of products from our Avionics segment and the sale of a new home in Junction City, Kansas. In June, 2009 we sold developed casino land in Dodge City, with a cost of $1,503,567.

We invested approximately $441,000 towards the purchase of land not related to the casino development in Dodge City.

Cash used by financing activities was $1,976,068. We reduced our debt by approximately $2,008,000 and our line of credit by an additional $342,568. Cash provided by financing activities provided $375,000 towards the purchase of land.

6. We will amend to expand our disclosure to include the following sale of land in Dodge City. Please note item 2. BHC Development and BHC Investment are not related parties in response to your comment regarding Capital contributed.

Note. Entertainment Development - July 31, 2009 and October 31, 2009

In June 2009 we sold 104 acres of the 389 acres purchased in November 2007 to BHC Development LC for $2,000,000. The 104 acres were developed for the purpose of the Boot Hill Casino and Resort. Since the acquisition in 2007 we have been developing the land for the purpose of the casino. The remaining unsold acres consist of farmhouse and undeveloped farmland with the appraised value of $415,453.

Management's Discussion and Analysis

7. & 8. We will amend to expand our discussion to included revenue generated and clarified the sales of land in Dodge City as reflected in comment 5. and 6.

Results of Operation

July 31, 2009
Gaming: Revenue from Gaming for the three months ended July 31, 2009 was $2,701,480 compared to $400,089 for the three months ended July 31, 2008. Operating profit from management service related to gaming increased $346,249 from $254,393 for the three months ended July 31, 2008, to $600,642 for the three months ended July 31, 2009. Increased revenue of approximately $2,000.000 and increased operating profit of $496,433 and can be attributed to the sales of 104 acres of property developed for a casino in Dodge City, Kansas.

Corporate / Professional Services: Services in this segment include the architectural services of BCS Design, Inc., activities related to gaming and other real estate development, on site contract management of gaming establishments, and engineering consulting services. During the three months ended July 31, 2008 and 2009 these revenues consisted entirely of architectural services and revenues related to completed construction projects. Revenue related to completed construction projects and architectural service were $432,048 for the three months ending July 31, 2009 and $104,596 for the three months ended July 31, 2008. Operating profits related to architectural and construction projects increased $179,628 for the quarter to a profit of $63,836 at July 31, 2009 from an operating loss of $115,792 for the quarter ending July 31, 2008.

9. We will amend to included the following certification
Exhibit 31 Certifications (July 31, 2009 and October 31, 2009)

  The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

In connection with responding to the SEC comments Butler National acknowledges that:

- Butler National Corporation is responsible for the adequacy and accuracy of the disclosure in all filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission for taking any action with respect to the filing; and

- Butler National Corporation may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States

Sincerely, /S/Angela Shinabargar Angela Shinabargar CFO